

10016363

VAALDIAM MINING INC.

082-03430

SUPPL

April 21, 2010
Toronto, Ontario

VAA-TSX
vaapr2010-12

PRESS RELEASE

VAALDIAM ATTENDS RESOURCEONE CONFERENCE, GIVES STRATEGIC UPDATE

Vaaldiam Mining Inc. ('Vaaldiam' or 'the Company') (TSX:VAA) will present at 10.00 am on April 22, 2010 at the ResourceOne Conference at The W hotel at 541 Lexington Avenue (corner of 49th and 50th) in New York City.

Vaaldiam's Brazil-focused strategy is to use cash flow from its alluvial diamond and gold production to finance hard-rock exploration for both diamonds and gold while disposing of non-core assets in Kenya and Canada.

Vaaldiam is preparing to restart diamond production at the Duas Barras mine in Minas Gerais, Brazil with production expected by Q3, 2010. The mine contains National Instrument 43-101 indicated resources of 1,530,800 cubic metres of gravel at an average grade of 0.16 carats per cubic metre and 0.18 grams gold per cubic metre, and inferred resources of 810,000 cubic metres of gravel at an average grade of 0.16 carats per cubic metre and 0.18 grams of gold per cubic metre. The mine is expected to generate immediate and self-sustaining cash flow for Vaaldiam from the sale of diamonds and gold. Prior to the financial crisis the Duas Barras mine achieved average rough diamond sales values of US$165 per carat. Operating costs are expected to average US$85 per carat.

The Company is also evaluating its Chapada diamond mine near Cuiaba in Mato Grosso, Brazil with regard to either restarting production in 2011 or selling the asset. Chapada historically produced large, high quality diamonds that prior to the suspension of mining activity in July 2008 achieved average sales values of US$490 per carat.

Robert Jackson, CEO, said "These two mines and their surrounding regions should make Vaaldiam self-supporting with the potential to increase resources and production. Our merger with Tiomin Resources Inc. created a new and well-financed diamond mining and exploration company in Brazil. We have production and exploration potential plus a very interesting gold property with current activity by artisanal miners. Vaaldiam's local management is highly skilled with many decades of combined experience with De Beers, Rio Tinto and CVRD. We are now working our way through the immediate post-merger issues but are highly confident that, after a period of consolidation, our assets and tight management will deliver a strong performance that rewards our shareholders. The Braúna and Catalao kimberlite diamond projects offer substantial exploration upside".

Ms. Katya Masun, P.Geo., Vaaldiam's Senior Resource Geologist, is a "qualified person" under National Instrument 43-101 and has reviewed the technical information contained in this press release. For additional information regarding Vaaldiam Mining please visit www.vaaldiam.com or contact Robert Jackson, President and Chief Executive Officer at (416) 363-6927.

FORWARD-LOOKING INFORMATION

This press release contains certain forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; changes in project parameters as plans continue to be refined, future prices of resources; possible variations in reserves, grade or recovery rates, accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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